                                [LOGO OF WIPRO]

Wipro's PAT for nine-month period ended December 2000 grows by 121% year on year
     Wipro Technologies revenue grows 82% with margin expansion of 7% yoy


Bangalore, January 19, 2001 -Wipro Limited, India's largest IT Company today announced its audited results approved by the Board of Directors for the nine-month period ended December 2000. Revenue for the nine-month period grew by 39% year on year to Rs.21.5 billion and the Profit after Tax grew by 121% to Rs. 4.5 billion.

Wipro Technologies, the Global IT Services business, accounted for 58% of the revenue and 85% of the Profit before Interest and Tax. Wipro Technologies grew its revenue by 82% for the nine-month period to Rs.12.5 billion and Profit before Interest and Tax by 129% to Rs.4.2 billion. Operating Margin to Sales increased by 7% to 34% for the nine-month period ended December 2000 from 27% for the nine-month period ended December 1999. Operating Margin to Sales was 33% for the half-year ended September 30, 2000.

Wipro's Technology Solutions (R&D Services) contributed 50% of the Software revenue while Enterprise Solutions contributed 45% and the remaining 5%, was contributed by Global Support for the third quarter. For the third quarter, R&D Services comprised of Telecom and Inter-networking practice contributing 30% of the revenue, Embedded Systems and Internet Access practice contributing 17%, the balance 3% was from the newly constituted (effective October 2000) Telecom & Internet Service Provider practice. In the Enterprise Solutions, Electronic Commerce accounted for 16% of the revenue, ERP 2%, and the balance 27% coming from application development and maintenance in Client Server and mainframe.

Wipro Infotech, the Indian IT Services and Products business accounted for 26% of the revenue and 9% of the Profit before Interest and Tax. Wipro Infotech grew its Profit before Interest and Tax by 141% to Rs.423million. Increase in the proportion of Solutions and Services segment revenue at 23% to the total revenue and spin-off of its peripherals business in September 2000, resulted in the Operating Margin expanding from 3.2% in 1999 to 7.4% for the nine-month period ended December 2000. For the quarter ended December 2000, the Operating Margin was 10.8%.

Wipro Consumer Care and Lighting business recorded revenue of Rs.2.5 billion with Profit before Interest and Tax of Rs. 347million, 12% of revenue for the nine-month period. Growth in revenue of Lighting Products was 25% and toilet soaps (Santoor, Milk and Roses, Wipro Active, Wipro Shikakai and Wipro Baby
Soft) was 20% over the nine-month period ended December 1999 being significantly higher than the industry average.

Profit after Tax computed in accordance with US GAAP for the nine-month period ended December 2000 was Rs.4.35 billion a growth of 93% over the profits for the corresponding nine-month period ended December 1999. Excluding the one time gain of Rs.412 m resulting from the issuance of stock by affiliate Wipro Net in 1999, the growth in Profit after Tax was 136% for the nine month period over the corresponding period in 1999.

The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to accounting for deferred stock compensation expenses, equity accounting for results of investments in associate companies - Wipro GE Medical Systems, Wipro Net Ltd and Netkracker Limited and interest provision on differential treatment for sale of investment by Wipro in 1999-2000.

For the nine month period ended December 2000, the annualized return on capital employed in Wipro Technologies was 121%, Wipro Infotech was 89%, Consumer Care and Lighting was 72%. At the Company level the return was 54%.

Wipro Infotech won the Golden Peacock Innovative Service Award for Effective Service Delivery using state of art technology. The award will be presented in the inaugural session of the World Congress on Total Quality 2001 on January 20, 2001. Golden Peacock Service Award is designed to reward dissemination of leading edge concepts and international expertise to redefine quality and the role of innovation to meet the challenges of the 21st century.

The board of directors of Wipro Limited accepted the early retirement of Mr. Arun Thiagarajan, Vice Chairman, from the board of Wipro and commended the contribution made by him.

Performance details of Wipro Technologies for the quarter ended December 2000

Wipro Technologies, which represents Wipro's Global IT Services business, increased the number of customers with annualized run rate of over $1 million from 65 in the previous quarter to 67 in the current quarter. Customers with annualized run rate in excess of $5 million increased to 19 in the current from 15 in the previous quarter, and customers with annualized run rates of between $3-5 million grew from 11 to 14. Revenue from companies with "dot com" business models were 1.5% and technology products start up companies contributed 3.5% of the revenue for the quarter.

26 new accounts were added in the quarter. New customers added in 2000-01 contributed 10.25% of the revenue for the quarter.

Revenue from America was 64%, Europe 28% and Japan 7% with the balance from the rest of the world. The mix for financial year 2000 was America 70%, Europe 24% and Japan 5% with the balance from the rest of the world.

Wipro Technologies' largest customer accounted for 8% of the revenue in the quarter, compared to 15% in the year ended March 2000. Top 5 and Top 10 customers accounted for 29% and 44% for the quarter respectively. For the year ended March 2000 they accounted for 39% and 53% respectively.

Off shore projects as a percentage of revenue was 48% for the quarter, up from 45% in the quarter ended December 1999. Off shore revenue was 49% in the quarter ended September 2000. Fixed price projects were at 17% of the revenue for the current quarter up from 11% for the quarter ended December 1999 and 13% for the quarter ended September 2000.

For the current quarter, 912 employees were recruited bringing the total number of employees in Wipro Technologies as of December to 9490. This compares with 472 employees recruited in the quarter ended December 1999.

Wipro Limited results computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.
-------------

Contact for Investor Relation           Contact for media & Press
J Shankar                               Renee SB Jhala
Corporate Treasurer                     Head, Corporate Communications
Phone:091-80-844-0079                   091-80-844-0076
Fax:091-80-844-0051                     091-80-844-0056
Shankar.jaganathan@wipro.com            Renee.jhala@wipro.com
----------------------------            ---------------------

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.
                                                                   -----------
Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward looking statement that may be made from time to time by or on behalf of the company.

WIPRO LIMITED

SEGMENT WISE BUSINESS PERFORMANCE FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2000

                                                                In Rupees Million
----------------------------------------------------------------------------------------------------------
                                      Global IT           Indian IT      Consumer Care    Others    Wipro
                                       Services          Services &        & Lighting              Limited
                                                           Products
----------------------------------------------------------------------------------------------------------
Revenue
External sales & services                   12,519               5,705           2,479      831     21,534
Internal sales
 Total revenue                              12,519               5,705           2,479      831     21,534
% of total revenue                              58                  26              12        4        100
Growth                                          82%                  5%              4%      (1%)       39%
Profit before depreciation                   4,689                 487             390       65      5,631
 Interest and tax
% of total PBDIT                                83                   9               7        1        100
Growth                                         116%                128%              2%       -         98%
Profit before interest and tax               4,227                 423             347      (30)     4,967
% of total PBIT                                 85                   9               7       (1)       100
Growth                                         129%                141%              5%       -        109%
Operating margin                                34%                  7%             14%                 23%
Interest (income) / expense                                                                           (134)
Profit before tax                                                                                    5,101
Growth                                                                                                 131%
Income tax                                                                                             596
Profit after tax                                                                                     4,505
Growth                                                                                                 121%
----------------------------------------------------------------------------------------------------------
Other Information

Net fixed assets ( at cost)                  3,134                 244             474      959      4,811
Trade receivables                            3,393               1,352             169      391      5,305
Cash balances / investments                    717                 113              87    8,121      9,038
Other assets                                   816                 935             563      727      3,041
Current liabilities                         (1,637)             (2,063)           (465)    (871)    (5,036)
Capital employed                             6,423                 581             828    9,327     17,159
% of total capital employed                     37                   3               5       55        100
Capital expenditure                          1,822                  69               9      209      2,109
Depreciation                                   462                  64              43       96        665
Return on average capital
 employed                                      121%                 89%             72%                 54%
----------------------------------------------------------------------------------------------------------

1. In compliance with exposure draft on Segment reporting issued by the Institute of Chartered Accountants of India, corresponding figures of Revenues, Profit before Depreciation, Interest and taxes and Profit before Interest and Taxes, for Nine month period ended December 31, 1999, have been restated to exclude interest income earned on inter segment lending and other investments.

2. Profit before Interest and taxes in Indian IT services and products includes losses of Rs 43 mn of our Internet portal 01 markets.com. Operating margin and growth in Profit before interest and taxes without considering this loss is 8% and 165% respectively.

3. Effective September 1, 2000 Peripherals Services Division, engaged in the business of manufacture, sales and trading in Computer Peripherals, was spun off into a new legal entity Wipro e-Peripherals. Indian IT services and products includes financials of Peripherals Services Division for the five month period in the current year and for the entire period in the previous year

4. Others represents Wipro Fluid Power, Wipro Biomed, and corporate services including spends on Wipro Brand identity and Six Sigma initiative.

WIPRO LIMITED

SEGMENT WISE BUSINESS PERFORMANCE FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2000

                                                                In Rupees Million
----------------------------------------------------------------------------------------------------------
                                      Global IT      Indian IT           Consumer Care   Others     Wipro
                                       Services     Services &              & Lighting             Limited
                                                      Products
----------------------------------------------------------------------------------------------------------
Revenue
External sales & services                    4,800               1,762              900      312     7,774
Internal sales                                   -                   -                -        -         -
 Total revenue                               4,800               1,762              900      312     7,774
% of total revenue                              62                  23               12        4       100
Growth                                          88%                 (9%)              7%       8%       38%
Profit before depreciation                   1,842                 213              153      107     2,315
Interest and tax
% of total PBDIT                                80                   9                7        5       100
Growth                                         110%                122%              11%               104%
Profit before interest and tax               1,665                 191              139       60     2,054
% of total PBIT                                 81                   9                7        3       100
Growth                                         117%                136%              15%               109%
Operating margin                                35%              10.84%              15%                26%
Interest (income) / expense                                                                           (114)
Profit before tax                                                                                    2,168
Growth                                                                                                 126%
Income tax                                                                                             280
Profit after tax                                                                                     1,888
Growth                                                                                                 120%
----------------------------------------------------------------------------------------------------------

                                    WIPRO LIMITED
    Audited Financial Statements for the Nine months ended December 31, 2000

                                                                                                       In rupees million
                                                Nine months ended December 31,   Three months ended December 31,     Year ended
                                                          2000             1999             2000             1999  March 31, 2000
Sales & services                                        21,327           15,345            7,738            5,496          22,859
Other income                                               234              149               63              120             198
Total revenues                                          21,561           15,494            7,801            5,616          23,057
Purchase of finished goods for sale                      3,050            2,760              947              623           4,076
Consumption of raw materials                             2,620            2,817              891            1,672           4,419
Staff cost                                               3,045            1,848            1,111              647           2,567
Travelling and allowances                                4,393            2,914            1,592            1,083           4,187
Other expenditure                                        2,821            2,310              942              449           3,387
Total expenses                                          15,929           12,649            5,483            4,474          18,636
Operating profits                                        5,632            2,845            2,318            1,142           4,421
Interest expense / ( income )                             (134)             172             (114)              22             215
Depreciation                                               665              462              264              159             699
Profit before taxation and                               5,101            2,211            2,168              961           3,507
 non-recurring/extraordinary items
Provision for taxation                                     596              170              280              102             501
Profit after taxation but before                         4,505            2,041            1,888              859           3,006
 non-recurring/extraordinary items (refer
 note 3 & 4)
Extraordinary/non-recurring items                           --              415                -              415             523
Profit for the year / period                             4,505            1,626            1,888              444           2,483
---------------------------------------------------------------------------------------------------------------------------------
Paid-up equity share capital                               465              458              465              458             458
Reserve excluding revaluation reserves                  16,193            5,082           16,193            5,082           5,834
Dividend
--------
Equity shares                                                -                -                -                -              69
Preference shares                                           18                -               18                -              26

Dividend per share (in Rs.)
---------------------------
Equity                                                       -                -                -                -            0.30
Preference                                                   8                -                8                -           10.25

Earnings per share ( on Profit before
-------------------------------------
 non-recurring / extraordinary items )(in Rs.)
----------------------------------------------
Basic                                                    19.61             8.91             8.16             3.75           10.84
Diluted                                                  19.45             8.90             8.09             3.75           10.80

Notes:
1. The above financial results were approved by the Board of Directors of the Company at its meeting held on January 19, 2001.

2. Pursuant to the scheme of amalgamation of Wipro Computers Limited (WCL) with the Company approved by the Honourable High Court of Karnataka on February 16, 2000, the entire undertaking including all assets and liabilities of WCL were transferred to the Company with effect from April 1, 1999. Figures for the Nine month period ended December 31, 1999 include results of operations of Wipro Acer Limited.

3.   In fiscal 2000, the company had sold 4,694,795 shares of Wipro Net Limited
     (WNL) resulting in an extraordinary income of Rs.1,095 mn. Consequent to this sale, holding in WNL has dropped to 47%. Of the total shares sold, on 1,791,385 shares, the buyer has a put option and the Company has a call option for a specific period, within a price band of Rs.555 to Rs.700 per share.


4.     a.  In fiscal 2000, the Company had carried out a comprehensive review of the financial position of Wipro Finance Limited. On the basis of its review, the Company had infused an additional equity of Rs.450 mn, convertible preference shares of Rs.200 mn and redeemable preference shares of Rs.300 mn, to discharge all its obligations.

       b. To focus on its core business, the Company divested significant portion of its holding in Wipro Finance Limited, resulting in an extraordinary loss of Rs.810 mn. Following the divestment, Wipro Finance Limited ceased to be a subsidiary of the Company. Further, based on its review of the financial position of Wipro

           Finance Limited, the company estimated the value of remaining investments to be negligible and had therefore provided for diminution in the value of such investments aggregating to Rs.701mn.

       c. In fiscal 2000, the Company had also made an extraordinary provision of Rs.108 mn for diminution in value of investment in Wipro Inc. a subsidiary incorporated in USA on account of diminution of Wipro Inc's investment in Enthink Inc a wholly owned subsidiary of Wipro Inc, incorporated in USA.

5. For computing diluted EPS, treasury stock method has been used in respect of employee stock option outstanding.


Place : Bangalore                               By order of the board
Date  : January 19, 2001


                                                  Azim H Premji
                                                  Chairman and Managing Director